1933 Act File No.:

1940 Act File No.: 811-21429

CIK No.: 1673468

Securities and Exchange Commission

Washington, D.C. 20549

REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Smart Trust 250

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:
With a copy to:
Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated May 3, 2016
Hennion & Walsh, Inc.
Smart Trust 250

Smart Trust, Morningstar Dividend Yield Focus Trust, Series 14

The attached final prospectus for a prior Smart Trust series is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus and information supplement from Smart Trust 233 (Registration No. 333-209448) as filed on April 5, 2016 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

Bonding Arrangements

The employees of Hennion & Walsh, Inc. are covered under Brokers’ Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Contents of Registration Statement

This Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement including certain amendments to the Standard Terms and Conditions of Trust referred to under Exhibit 1.1.1 below (to be filed by amendment).
1.1.1	Standard Terms and Conditions of Trust (filed as Exhibit 1.1.1. to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
1.2	Amended and Restated Certificate of Incorporation of Hennion & Walsh, Inc. dated March 14, 2013 (filed as Exhibit 1.2 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
1.3	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).
1.5	Form of Dealer Agreement (filed as Exhibit 1.5 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
2.2	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of initial evaluator (to be filed by amendment).
4.3	Consent of independent registered public accounting firm (to be filed by amendment).
7.1	Officers and Directors of Hennion & Walsh, Inc. (filed as Exhibit 7.1 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on May 3, 2016.

Smart Trust 250

By Hennion & Walsh, Inc., Depositor

By /s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 3, 2016 by the following persons in the capacities indicated.

By /s/ WILLIAM W. WALSH
William W. Walsh
President and Director

By /s/ RICHARD HENNION
Richard Hennion
Vice President and Director

By /s/ DEBBIE WILLIAMS
Debbie Williams
Chief Financial Officer and Director

By /s/ AL VERMITSKY
Al Vermitsky
Chief Compliance Officer and Director